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UNITEDSTATES
CURITIESANDEXCHANGECOMMISSION
Washington, D.C. 20549

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 66232

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01-01-2004 (MM/DD/YY) AND ENDING 12-31-2004 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: TCM CAPITAL, INC.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

153 O'NEILL ST.
(No. and Street)

SAN JUAN, PR 00918
(City) (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

RAMON CANTERO FRAU (787) 281-8880
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

CARBONELL & CO., LLP / CERTIFIED PUBLIC ACCOUNTANTS
(Name – *if individual, state last, first, middle name*)

MARIO JULIA INDUSTRIAL PARK - 262 ST. 15 NW, SUITE B
SAN JUAN, PR 00920-2107
(Address) (City) (State) (Zip Code)

PROCESSED
MAR 31 2005
THOMSON FINANCIAL

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.



SEC MAIL PROCESSING
RECEIVED
MAR 04 2005
WASH. D.C. 179 SECTION

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, RAMON CANTERO FRAU, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of TCM CAPITAL, INC., as of DECEMBER 31, 2004, 20____, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Affidavit # 685 (copy)

Sworn and subscribed before me by Ramón Cantero Frau, of legal age, executive, married, resident of San Juan, Puerto Rico, personally known to me this 3rd day of March, 2005, in San Juan, Puerto Rico.

Notary Public



JOSE ALBERTO ROSA LLORENS
ABOGADO
NOTARIO
PUERTO RICO

Signature

Chairman & CEO

Title

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or ~~Partners'~~ or Sole Proprietors' Capital.
- ☒ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

TCM CAPITAL, INC.
Financial Statements
December 31, 2004
(with Auditor's Report thereon)

Carbonell & Co., LLP
Certified Public Accountants

Carbonell & Co., LLP

Certified Public Accountants
Mario Juliá Industrial Park
262 Street 15 NW, Suite B
San Juan, Puerto Rico 00920-2107
Telephone: 787-782-7700
Fax: 787-782-8838

TCM CAPITAL, INC.
Financial Statements
December 31, 2004

Contents

Carbonell & Co., LLP

Certified Public Accountants
Mario Juliá Industrial Park
262 Street 15 NW, Suite B
San Juan, Puerto Rico 00920-2107
Telephone: 787-782-7700
Fax: 787-782-8838

INDEPENDENT AUDITOR'S REPORT

To the Board of Directors of
TCM Capital, Inc.

We have audited the accompanying balance sheet of **TCM Capital, Inc.,** as of December 31, 2004, and the related statements of loss, changes in stockholders' equity, changes in liabilities subordinated to claims of general creditors, and cash flows for the year then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of **TCM Capital, Inc.,** as of December 31, 2004, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedule I is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.


2023744
CARBONELL & CO., LLP
PUERTO RICO
SELLO
LIC.
211
CERTIFIED PUBLIC ACCOUNTANTS

Carbonell & Co. LLP

San Juan, Puerto Rico
February 7, 2005

License No. 211
Expires on December 1, 2007

TCM CAPITAL, INC.
Balance Sheet
December 31, 2004

Assets

Current Assets:	
Cash (Note 2)	$ 452,690
Receivables from clearing organization and others (Note 3)	1,534,494
Prepaid expenses	5,844
Deposit - Clearing agreement	100,000
Total current assets	2,093,028
Property and Equipment (Notes 1 and 4):	
Furniture and fixtures	6,813
Equipments	18,238
Total property and equipment	25,051
Less: accumulated depreciation	(3,024)
Net property and equipment	22,027
Deferred tax asset (Notes 1 and 5)	100,997
Total assets	**$ 2,216,052**

Liabilities and Stockholders' Equity

Current Liabilities:	
Accounts payable	$ 6,643
Accrued expenses	65,158
Total current liabilities	71,801
Subordinated loan payable (Note 6)	2,000,000
Total liabilities	2,071,801
Commitment (Note 7)	
Stockholders' Equity:	
Common stock $1 par value; authorized shares 1,000,000; issued and outstanding 350,001 shares	350,001
Accumulated deficit	(205,750)
Total stockholders' equity	144,251
Total liabilities and stockholders' equity	**$ 2,216,052**

See accompanying Notes to Financial Statements and Auditor's Report.

TCM CAPITAL, INC.
Statement of Loss
For the year ended December 31, 2004

Revenues:	
Commissions	$ 46,859
Consulting	40,000
Trading gains, net	171,351
Interests and dividends	2,499
Total revenues	260,709
Expenses:	
Salaries and payroll taxes	165,102
Professional services	109,923
Rent (Note 7)	35,258
Travel and representation	34,806
Tickets charges and fees	34,242
Commitment fee	20,000
Utilities	13,449
Motor vehicle	13,409
Office expenses	11,773
Dues and subscription	5,368
Depreciation (Notes 1 and 4)	3,024
Insurance	2,407
Licenses and taxes	835
Other expenses	9,564
Total expenses	459,160
Total operating loss	(198,451)
Other income (expenses):	
Interest expense (Notes 6 and 9)	(54,397)
Total other income (expenses)	(54,397)
Net loss before income tax benefit	(252,848)
Income tax benefit (Notes 1 and 5)	86,287
Net loss	**$ (166,561)**

See accompanying Notes to Financial Statements and Auditor's Report.

TCM CAPITAL, INC.

Statement of Changes in Stockholders' Equity

For the year ended December 31, 2004

	Common Stocks	Accumulated Deficit	Total Stockholders' Equity
Balance, December 31, 2003	$ 150,000	$ (39,189)	$ 110,811
Net loss	-	(166,561)	(166,561)
Additions	200,001	-	200,001
Balance, December 31, 2004	**$ 350,001**	**$ (205,750)**	**$ 144,251**

TCM CAPITAL, INC.

Statement of Changes in Liabilities Subordinated to Claims of General Creditors

For the year ended December 31, 2004

Balance, December 31, 2003	$ -
Increase - Issuance of subordinated note	2,000,000
Decreases	-
Balance, December 31, 2004	**$ 2,000,000**

TCM CAPITAL, INC.
Statement of Cash Flows
For the year ended December 31, 2004

Cash flows from operating activities:	
Net loss	$ (166,561)
Adjustments to reconcile net loss to net cash used in operating activities:	
Depreciation (Notes 1 and 4)	3,024
Deferred income tax (Notes 1 and 5)	(86,287)
Change in assets and liabilities	
Increase in receivables	(1,634,494)
Increase in prepaid expenses	(5,844)
Decrease in accounts payable	(24,470)
Increase in accrued expenses	65,158
Total adjustments	(1,682,913)
Net cash used in operating activities	(1,849,474)
Cash flows from investing activities:	
Acquisition of furniture and fixtures	(6,813)
Acquisition of equipment	(18,238)
Net cash used in investing activities	(25,051)
Cash flows from financing activities:	
Procceds for subordinate loan payable	2,000,000
Common stocks issued	200,001
Net cash provided by financing activities	2,200,001
Net increase in cash	325,476
Cash at beginning of year	127,214
Cash at end of year	$ **452,690**

See accompanying Notes to Financial Statements and Auditor's Report.

Note 1. Nature of Business and Summary of Significant Accounting Policies

This summary of significant accounting policies of TCM Capital, Inc. (the Company) is presented to assist in understanding the Company's financial statements. The financial statements and notes are representations of the Company's management, who is responsible for their integrity and objectivity. These accounting policies conform to generally accepted accounting principles and have been consistently applied in the preparation of the financial statements.

Business Activities

The Company was incorporated under the Laws of the Commonwealth of Puerto Rico in May 8, 2003. The Company is engaged in investment banking, brokerage and financial advisory services and is a member of the National Association of Security Dealers, Inc. (NASD). The Company operates principally in the Commonwealth of Puerto Rico.

The Company is licensed by the Office of the Commissioner of Financial Institutions of the Commonwealth of Puerto Rico as a registered broker-dealer.

The accounting and reporting policies of the Company conform with accounting principles generally accepted in the United States of America (GAAP). The most significant accounting policies followed by the Company are the following:

Accounting Basis

Assets, liabilities, revenues and expenses are recognized using the accrual method of accounting. Therefore, income and their related assets are recognized when they are earned and expenses are recognized when they are incurred.

Securities owned transactions are recorded on the trade date, as if they had settled. Customers' securities transactions are recorded on a settlement-date basis with related commission income and expenses recorded on a trade-date basis for the institutional division and on a settlement-date basis for the retail division. The difference between the settlement date basis used for the retail division and the trade date basis required by GAAP is not material.

Note 1. Nature of Business and Summary of Significant Accounting Policies (continued)

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Management believes that these estimates are adequate. Actual results could differ from those estimates.

Receivables

The Company uses the allowance method for accounts receivable. The allowance is adjusted based on current year status of accounts receivable. For the year ended December 31, 2004 management considered all receivables fully collectible, therefore no allowance for doubtful accounts was recorded.

Property and Equipment

Property and equipment are stated at cost. Major renewals and betterments are charged to property accounts; replacements, maintenance and repairs, which do not improve or extend the life of the respective assets are charged to expenses.

Depreciation of property and equipment are provided by charging against earnings, amounts sufficient to amortize their cost over the estimated useful lives. Depreciation is provided using the straight-line method. Depreciation expense totaled $3,024.

Profit or loss on disposition of assets is credited or charged to earnings, and the related asset cost and accumulated depreciation is removed from the respective accounts.

Cash and Cash Equivalents and Statement of Cash Flows

For purposes of the statement of cash flows, the Company considers cash in operating bank accounts; cash on hand, certificates of deposits, and all liquid debt instruments purchased with a maturity of three months or less, to be cash equivalents. As of the balance sheet date no cash equivalents existed.

Note 1. Nature of Business and Summary of Significant Accounting Policies (continued)

Income Taxes

A deferred tax asset or liability is recognized for the estimated future tax effect attributable to temporary differences. A related valuation allowance is recognized when it is more likely than not that the deferred tax asset will be realized. A temporary difference is the difference between the tax basis of an asset or liability and its reported amount in the financial statements that will result in taxable or deductible amounts in future years when the reported amount of the asset or liability is recovered or settled.

Temporary differences giving rise to deferred tax assets and liabilities are attributable to deferred compensation, net unrealized gains and losses on securities owned and other revenues and expenses which are reported for tax purposes in different years than for financial reporting purposes.

Investments

In 2003 the Company implemented SFAS 115 "Accounting for Certain Investments in Debt and Equity Securities" for accounting for investments. Marketable equity securities are accounted for as trading securities and are stated at market value with unrealized gains and losses accounted for in current income from operations.

Note 2. Concentration of Credit Risk

The Company is engaged in various trading and brokerage activities in which counterparties primarily include broker-dealers, banks and other financial institutions. In the event counterparties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the creditworthiness of the counterparties or issuer of the instrument. It is the Company's policy to review, as necessary, the credit standing of each counterparty. Also, the Company's main business is with individual customers and corporations in Puerto Rico.

The Company maintains its cash accounts in a local commercial bank and a brokerage firm. The account at the commercial bank is guaranteed by the Federal Deposit Insurance Corporation (FDIC) up to $100,000. The accounts at the brokerage firm are guaranteed by Securities Investors Protection Corporation (SIPC) up to $100,000 and the excess by a commercial insurer arranged by Pershing LLC. As of December 31, 2004 the balances on deposits per bank and brokerage firm's records did not exceeded the insured limits.

Note 3. Receivable from Clearing Organization and Others

Accounts receivable from clearing organization and others at December 31, 2004 consist of the following:

Receivable from clearing organization	$1,530,382
Other	4,111
Total	**$1,534,493**

Note 4. Property and Equipment

Property and equipment consist of the following:

Furniture and fixtures	$ 6,813
Equipments	18,238
Total	**$ 25,051**

Note 5. Income Taxes

In accordance with SFAS No. 109, the Company recorded deferred tax assets to reflect future tax benefits of financial operating losses carried forward as of December 31, 2004. A reconciliation of deferred tax asset is as follows:

2003	$ 14,710
2004	86,287
Less: allowance	- 0 -
Total	**$ 100,997**

The Company has net operating losses carry forward which expire as follows:

2010	$ 53,841
2011	272,466
Total	**$ 326,307**

Note 6. Subordinated Loan Payable

At December 31, 2004, the Company had a subordinated loan agreement with Popular, Inc. in the amount of $2,000,000 for equity capital with a maturity date of August 2009. The loan bears interest at 8% and is guaranteed by the stockholder. The unpaid principal can be repaid in full or in part after August 2007 with the written approval from the National Association of Security Dealers, Inc. (NASD). All borrowings under this agreement qualify as regulatory capital and the agreement includes all statutory restrictions specified by the Uniform Net Capital Rule.

Note 7. Commitment

The Company has entered into a one year renewable operating lease agreement with O'Neill 153, Inc., a related party, for the rent of an office space at 153 O'Neill Street, Hato Rey, Puerto Rico with basic monthly installments of $6,920, plus allocation of expenses which expires on July 2005. The Company paid rent in the amount of $35,258. The future minimum lease payments at December 31, 2004 are $48,440.

Note 8. Clearance Agreement

The Company has clearing and custody agreement with Pershing LLC for its institutional and retail brokerage operations. Under the terms of the agreement, Pershing LLC clear and execute the brokerage transactions of the Company's customers on a fully disclosed basis.

Note 9. Supplemental Disclosure of Cash Flows Information

The statements of cash flows classify changes in cash according to operating, investing and financing activities. During the year ended December 31, 2004, the Company paid cash for interest as follows:

Interest	$ 54,397

TCM CAPITAL, INC.

Schedule I - Computation of Net Capital Pursuant to SEC Rule 15c3-1.

For the year ended December 31, 2004

Total ownership equity	$	144,251
Ownership equity not allowable for Net Capital		-
Total ownership equity qualified for Net Capital		144,251
Liabilities subordinated to claims of general creditors allowable in computation of net capital		2,000,000
Total capital and allowable subordinated liabilities		2,144,251
Total nonallowable assets		(138,289)
Net Capital	**$**	**2,005,962**